News Release

TransAlta Corporation Files Management Information Circular Relating to the Proposed Preferred Share Exchange and Announces Adjustment to Series A Offer Premium

CALGARY, Alberta (January 16, 2017) – TransAlta Corporation (“TransAlta” or the “Corporation”) (TSX: TA, NYSE: TAC) announced today that it has filed a Management Information Circular (the “Information Circular”) with respect to the previously announced transaction pursuant to which all the currently outstanding first preferred shares in the capital of the Corporation (the “Existing Preferred Shares”) are proposed to be exchanged (the “Preferred Share Exchange”) for shares in a single new series of cumulative redeemable minimum rate reset first preferred shares, Series 1, in the capital of the Corporation (the “New Preferred Shares” or “Series 1 Preferred Shares”) pursuant to a plan of arrangement (the “Arrangement”).

Following the announcement of the proposed Arrangement, the Corporation decided to increase the premium on the Series A preferred shares resulting in an increase in the exchange ratio for the Series A preferred shares to 0.530 which represents an implied offer premium of 10.9% relative to the December 16, 2016 closing price for the Series A preferred shares on the Toronto Stock Exchange (the “TSX”). This increase more appropriately aligns the premium offered to Series A preferred shareholders to the premium offered to holders of other series of Existing Preferred Shares. The Corporation believes this adjustment will increase preferred shareholder support of the proposed Arrangement while maintaining fairness for holders of all other series of Existing Preferred Shares.

The exchange ratios of the Series B preferred shares, Series C preferred shares, Series E preferred shares and Series G preferred shares remain unchanged at 0.550, 0.705, 0.790 and 0.820, respectively. These ratios provide premiums in the range of 13% to 17%.

“TransAlta believes the proposed transaction will deliver many benefits to existing preferred shareholders and will contribute to the ongoing capital repositioning of the Corporation,” commented Donald Tremblay, Chief Financial Officer of the Corporation.

The special meetings at which holders (“Preferred Shareholders”) of Existing Preferred Shares of each series will consider, and if thought fit, approve a special resolution approving the Arrangement are scheduled for February 16, 2017. Holders of record on December 27, 2016 will receive the Information Circular and accompanying proxy materials (the “Meeting Materials”) in the coming days. TransAlta encourages Preferred Shareholders to carefully review the Meeting Materials as they contain further detail in regards to the Arrangement.

If completed, the Arrangement is expected to provide several benefits to Preferred Shareholders including:

•	Minimum Floor Feature Reduces Dividend Volatility. Dividend volatility is expected to be reduced as a result of the downside protection provided under the terms of the Series 1 Preferred Shares, which will include a “minimum floor” feature that ensures the dividend rate will be no lower than 6.50% per annum. The Existing Preferred Shares currently do not include this minimum floor feature as it is a relatively new feature for preferred shares issued in the Canadian market.

•	Attractive 6.50% Dividend Rate. The 6.50% dividend payable on the Series 1 Preferred Shares would result in an increased dividend for all series of Existing Preferred Shares ranging from 3% to 23%, assuming they would reset at current interest rate levels over the next five years. Additionally, the 6.50% dividend rate is slightly higher than the dividend rate for other similarly rated preferred share issuances in the Canadian market. Please refer to the table at the bottom of this section for details of the increases in dividend payment.

•	Reset Spread Substantially Increased for all Series. The reset spread for the New Preferred Shares is 529 basis points, which compares favourably to the reset spreads for the Existing Preferred Shares that range from 369 basis points to 463 basis points (adjusted to give effect to the applicable exchange ratio), representing a 14% to 43% increase depending on the series. This reset spread is added to the Government of Canada Yield or quarterly T-Bill rate at the time of reset to determine subsequent preferred share dividends. Please refer to the table at the bottom of this section for details of the increases in reset spreads.

•	Implied Offer Premia Ranges from 11% to 17%. In addition to the minimum floor protection, the Arrangement also offers a premium of 11% to 17% depending on the series of Existing Preferred Shares held (based on their respective trading values on December 16, 2016, the last trading day on the TSX prior to the announcement of the Arrangement). The premia reflect the percentage increase of the deemed value of the Series 1 Preferred Shares over the trading price of the applicable series of Existing Preferred Shares after adjusting for the applicable exchange ratio. Please refer to the table at the bottom of this section for details of the calculations.

•	Consolidation of Existing Preferred Shares into One Series Benefits Trading Liquidity. The completion of the Arrangement in its entirety will consolidate the Existing Preferred Shares into one larger series of New Preferred Shares. Trading liquidity is expected to be enhanced, as the consolidation of the Existing Preferred Shares into one series of New Preferred Shares is expected to provide holders with more flexibility and depth in the market to buy and sell such New Preferred Shares.

•	Tax Flexibility for Preferred Shareholders. The Arrangement provides an automatic tax deferred exchange for Canadian federal income tax purposes to the Existing Preferred Shareholders; however, Existing Preferred Shareholders may alternatively elect to have the exchange occur in a manner that may allow the Preferred Shareholder to realize a capital gain or a capital loss for Canadian federal income tax purposes. As a result, the Arrangement affords flexibility in tax planning for Preferred Shareholders.

•	Fairness Opinion. PricewaterhouseCoopers LLP provided its Fairness Opinion that, as at December 19, 2016, and subject to the qualifications, including the scope of review, limitations and assumptions set forth in the Fairness Opinion, the proposed exchange of Existing Preferred Shares in accordance with the Arrangement is fair, from a financial point of view, to the holders of each series of Existing Preferred Shares.

•	Unanimous Board Recommendation. The Board of Directors of TransAlta unanimously recommends that the holders of each series of Existing Preferred Shares vote in favour of the Arrangement.

		Series A	Series B	Series C	Series E	Series G
Number of Shares Outstanding		10,175,380	1,824,620	11,000,000	9,000,000	6,600,000
Pre-Announcement Closing Price (December 16, 2016)		$11.95	$11.75	$15.57	$16.99	$18.07
Exchange Ratio		0.530	0.550	0.705	0.790	0.820
Equivalent Exchanged Price(1)		$22.55	$21.36	$22.09	$21.51	$22.04
Series 1 Issue Price		$25.00	$25.00	$25.00	$25.00	$25.00
Offer Premium(2)		10.9%	17.0%	13.2%	16.2%	13.4%
Closing Price of the Preferred Shares on January 13, 2017		$12.55	$13.31	$17.01	$19.00	$19.87
Current Reset Spread (bps)		203	203	310	365	380
Adjusted Reset Spread for Exchange Ratio (bps)		383	369	440	462	463
Increase in Reset Spread		38%	43%	20%	15%	14%
Preferred Share Series	Current Annual Dividend per Share (A)	$0.68	$0.63	$1.15	$1.25	$1.33
	Five-Year Average Dividend Based on Actual Reset Dates(3) (B)	$0.70	$0.81 (4)	$1.08	$1.22	$1.29
Following Completion of the Arrangement	Series 1 Preferred Share Annual Dividend(5) (C)	$0.86	$0.89	$1.15	$1.28	$1.33
	Increase in Annual Dividend Over Five-Year Average (%) (C-B/B)	23%	10%	6%	5%	3%

Notes:

(1)	“Equivalent Exchanged Price” is calculated by dividing the trading price of each series of Preferred Shares on December 16, 2016 by the applicable exchange ratio.

(2)	Premia calculated by multiplying the $25.00 issue price of Series 1 Preferred Shares by the applicable exchange ratio for each series of Existing Preferred Shares and dividing this total by the trading price of the applicable series of Existing Preferred Share on December 16, 2016.
(3)	Average expected annual dividend over the next five years from each series of Existing Preferred Shares, assuming they reset at the next reset dates for a subsequent five-year fixed rate period and based on the Government of Canada Yield as at market close on December 16, 2016, the last trading day on the TSX prior to the announcement of the Arrangement. See “Risk Factors Relating to the Arrangement – Dividends” in the Information Circular.
(4)	The “Five-Year Average Dividend Based on Actual Reset Dates” for the Series B Shares is calculated based on the Government of Canada Yield as at market close on December 16, 2016, the last trading day on the TSX prior to the announcement of the Arrangement, notwithstanding the quarterly dividend rate for the Series B preferred shares is based in reference to the T-Bill Rate. See “Risk Factors Relating to the Arrangement – Dividends” in the Information Circular.
(5)	Adjusted in accordance with the applicable exchange ratios, based on the closing price of the Existing Preferred Shares on the TSX on December 16, 2016 (the last trading day prior to the announcement of the Arrangement).

The Arrangement is also expected to provide a number of anticipated benefits to the Corporation including:

•	Improved Balance Sheet. The Arrangement will reduce the carrying value associated with the Existing Preferred Shares on the Corporation’s balance sheet, which in turn improves some rating agency credit ratios based on the equity treatment given to the Existing Preferred Shares.

•	Improved Trading Yield. The Arrangement is expected to improve the liquidity and underlying features of the Series 1 Preferred Shares (including the minimum floor feature) which could improve the trading yield and provide a more beneficial benchmark for any subsequent preferred share issuances by TransAlta.

•	Enhanced Financial Flexibility. The Arrangement is expected to provide future preferred share issuance capacity based on the equity treatment guidelines of the Corporation’s credit rating agencies.

If all required conditions to complete the Arrangement are received on or before February 21, 2017, and TransAlta has not otherwise determined not to proceed with the Arrangement, TransAlta intends to give effect to the Arrangement on or before February 21, 2017 and pro-rate the dividends payable pursuant to the Existing Preferred Shares and the dividends payable pursuant to the Series 1 Preferred Shares. Specifically, dividends will be paid on the Existing Preferred Shares from December 31, 2016 up to and including the day immediately prior to the effective date of the Arrangement and the dividends payable on the Series 1 Preferred Shares (after giving effect to the applicable exchange ratio) will be paid from the effective date of the Arrangement up to but excluding March 31, 2017. If all required conditions to complete the Arrangement are received on or after February 22, 2017, and TransAlta has not otherwise determined not to proceed with the Arrangement, TransAlta intends to give effect to the Arrangement on March 30, 2017 and pay the dividends payable pursuant to the Existing Preferred Shares in the normal course. Specifically, dividends will be paid on the Existing Preferred Shares from December 31, 2016 up to but excluding March 31, 2017 with dividends payable on the Series 1 Preferred Shares to commence on March 31, 2017.

About TransAlta Corporation

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate wind, hydro, solar, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years,

TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been recognized on CDP’s Canadian Climate Disclosure Leadership Index (CDLI), which includes Canada’s top 20 leading companies reporting on climate change, and has been selected by Corporate Knights as one of Canada’s Top 50 Best Corporate Citizens and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

For more information about TransAlta, visit our web site at transalta.com, or follow us on Twitter @TransAlta.

Cautionary Statement Regarding Forward Looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words “expect”, “anticipate”, “continue”, “estimate”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify forward-looking information or statements. All statements other than statements of historical facts included in this news release may constitute forward-looking statements, including statements regarding the Arrangement, completion of the Arrangement and the timing in respect thereof, the rights, privileges, restrictions and conditions attaching to the New Preferred Shares, the expected benefits of the Arrangement to the holders of Existing Preferred Shares and to the Corporation, the exchange ratios and the number of New Preferred Shares to be issued in exchange for the Existing Preferred Shares, the anticipated increase of Preferred Shareholder support as a result of the increase to the exchange ratio of the Series A preferred shares, the expected dividends to be paid on the New Preferred Shares and the increase to such dividends relative to the Existing Preferred Shares, the declaration and payment of dividends on the Existing Preferred Shares and the Series 1 Preferred Shares, the commencement date of the dividends payable on the Series 1 Preferred Shares, the enhanced trading liquidity of the New Preferred Shares and receipt of all required approvals including shareholder approvals, court approval and regulatory approvals and the timing associated with such approvals. By their nature, forward-looking information requires the Corporation to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking information will not prove to be accurate and readers are cautioned not to place undue reliance on the forward-looking information as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking information. Some of the factors that could cause such differences include: failure to obtain necessary approvals in a timely fashion or at all; a determination by TransAlta not to proceed with the Arrangement; legislative or regulatory developments and their impacts: global capital markets activity; changes in prevailing interest rates; currency exchange rates; inflation levels; general economic conditions in the geographic areas where we operate; and deterioration of financial markets. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta’s expectations only as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Note: All financial figures are in Canadian dollars unless otherwise indicated.

For more information:

Investor Inquiries:	Media Inquiries:
Jaeson Jaman	Stacey Hatcher
Manager, Investor Relations	Manager, Communications
Phone: 1-800-387-3598 in Canada and U.S.	Phone: 1-855-255-9184
Email: investor_relations@transalta.com	Email: ta_media_relations@transalta.com